# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COGNITION THERAPEUTICS INC, CIK 0001455365
CUSIP: 19243B102
Title of class of securities: Common stock
Address of issuer's principal executive offices: 2403 SIDNEY STREET, SUITE 261, PITTSBURGH, Pennsylvania (PA), 15203
Date of event which requires filing of this statement: 05/23/2024
Filed by CIK 0001511137

## Reporting persons
- PATHSTONE FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: COGNITION THERAPEUTICS INC
Address of issuer's principal executive offices: 2403 SIDNEY STREET SUITE 261 PITTSBURGH, PENNSYLVANIA 15203

## Item 2. Person Filing
Name of person filing: PATHSTONE FAMILY OFFICE, LLC
Address of principal business office or, if none, residence:
10 Sterling Blvd
Suite 402
ENGLEWOOD, New Jersey
07631
Citizenship: PATHSTONE FAMILY OFFICE, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: PATHSTONE FAMILY OFFICE, LLC - 0
Shared power to vote or to direct the vote: PATHSTONE FAMILY OFFICE, LLC - 0
Sole power to dispose or to direct the disposition: PATHSTONE FAMILY OFFICE, LLC - 0
Shared power to dispose or to direct the disposition: PATHSTONE FAMILY OFFICE, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PATHSTONE FAMILY OFFICE, LLC: Rebecca Judd, Director (02/04/2025)